September 26, 2022

AMTD Global Markets Limited

23/F-25/F, Nexxus Building,

41 Connaught Road Central,

Hong Kong

Maxim Group LLC

300 Park Avenue, 16th Floor,

New York, NY 10022

United States

Tiger Brokers (NZ) Limited

Level 27, 151 Queen Street,

Auckland Central, Auckland 1010

New Zealand

(Representatives are in alphabetical order)

as representatives of the several underwriters

Via EDGAR

Ms. Erin Donahue

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nano Labs Ltd (CIK No. 0001872302)

Registration Statement on Form F-1 (File No. 333-266825)

Dear Ms. Donahue and Mr. Kruczek,

Reference is made to our letter, filed as correspondence via EDGAR on September 23, 2022, in which we, as representatives of the several underwriters of Nano Labs Ltd’s proposed public offering, joined Nano Labs Ltd’s request that the effective date for the Registration Statement on Form F-1 (File No. 333-266825) be accelerated to 5:00 p.m. Eastern Time on September 26, 2022 or as soon thereafter as practicable. We are no longer requesting that such Registration Statements be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

As representative to the several underwriters

AMTD GLOBAL MARKETS LIMITED

By:	/s/ Ming Lin Cheung
Name:	Ming Lin Cheung
Title:	Head of Global Capital Market

[Signature Page to Underwriter’s Withdrawal letter of Acceleration Request]

Very truly yours,

As representative to the several underwriters

MAXIM GROUP LLC

By:	/s/ Cliff Teller
Name:	Cliff Teller
Title:	Co-president

[Signature Page to Underwriter’s Withdrawal letter of Acceleration Request]

Very truly yours,

As representative to the several underwriters

TIGER BROKERS (NZ) LIMITED

By:	/s/ Vincent Cheung
Name:	Vincent Cheung
Title:	CEO

[Signature Page to Underwriter’s Withdrawal letter of Acceleration Request]